

SECURI[...]SSION

12060370

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mutual Fund Specialists, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1531 Aloma Ave.
(No. and Street)



Winter Park (City) — Florida (State) — 32792 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger A. Toelke — (407) 740-5900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Roger A. Toelke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Fund Specialists, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor or principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Title: President



Notary Public


LISA M. HAUK
Notary Public - State of Florida

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Mutual Fund Specialists, Inc.

December 31, 2011



CRI CARR RIGGS & INGRAM

CPAs and Advisors

LIMITED LIABILITY COMPANY

www.CRIcpa.com

Financial Statements

Mutual Fund Specialists, Inc.

December 31, 2011



Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Stockholder
Mutual Fund Specialists, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Mutual Fund Specialists, Inc. as of December 31, 2011, and the related statement of loss, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Fund Specialists, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital and computation of aggregate indebtedness, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr Riggs & Ingram LLC

February 28, 2012

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	6,204
Commissions receivable		21
Other assets		100
	$	6,325

STOCKHOLDER'S EQUITY

Stockholder's equity:		
Common stock, no par value, 1,000 shares authorized; 825 shares issued and outstanding		
Additional paid-in capital	$	31,734
Deficit		(25,409)
	$	6,325

See accompanying notes to financial statements.

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commission income	$	51
Expenses:		
Fees and regulatory expenses		2,365
Professional fees		3,200
		5,565
Net loss	$	(5,514)

See accompanying notes to financial statements.

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common stock (shares)	Additional paid-in capital	Deficit	Total
Balances, January 1, 2011	1,000	$ 26,440	$ (19,895)	$ 6,545
Contributions	-	5,294	-	5,294
Net loss for the year	-	-	(5,514)	(5,514)
Balances, December 31, 2011	1,000	$ 31,734	$ (25,409)	$ 6,325

See accompanying notes to financial statements.

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net loss	$ (5,514)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Increase in commissions receivable	(21)
Net cash used by operating activities	(5,535)
Cash flows from financing activities:	
Contributions and net cash provided by financing activities	5,294
Net decrease in cash and cash equivalents	(241)
Balance, beginning of year	6,445
Balance, end of year	$ 6,204

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Mutual Fund Specialists, Inc. (the "Company") was incorporated under the laws of the State of Florida in August 1993 as a securities broker-dealer. The Company concentrates its efforts on the promotion and sale of mutual fund investments to its clients. The Company is registered with the, the Securities and Exchange Commission ('SEC") and is a member of the Financial Industry Regulation Authority ("FINRA").

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expense recognition:

Commissions from the sale of investments are recognized as income when earned. Commissions that are not known at the trade date or are not able to be estimated are recorded when received. Commissions are comprised of trails from prior years' mutual fund investment sales.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

Income taxes:

The Company and its sole stockholder have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the stockholder. Therefore, federal income taxes have not been provided for in the 2011 financial statements.

Effective January 1, 2009, the Company implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") No. 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities.

As of December 31, 2011, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The tax years that remain subject to examination are the periods beginning on January 1, 2008 for all major tax jurisdictions.

1. Nature of operations and summary of significant accounting policies – continued:

   Cash and cash equivalents:
   The Company considers investments with original maturities of three months or less to be cash equivalents.

2. Computation of net capital:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

   As of December 31, 2011, the Company had excess net capital of $1,031 and a net capital ratio of 0 to 1.

3. Liability subordinated to the claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2011.

4. Supplemental disclosures of cash flow information:

   During the year ended December 31, 2011, cash was paid as follows:

Interest	$ -
Income taxes	$ -

5. Subsequent event:

   Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on February 28, 2012.

SUPPLEMENTARY INFORMATION

MUTUAL FUND SPECIALISTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Net capital		
Total stockholder's equity	$	6,325
Deductions:		
Non-allowable assets:		
Commissions receivable		(21)
Petty cash		(50)
Other assets		(100)
Net capital before haircuts on securities positions		6,154
Haircuts on money market fund		(123)
Net capital	$	6,031

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net capital, as reported in Company's Part II FOCUS report	$	6,132
Adjustments:		
Net audit adjustments		(106)
Rounding		5
	$	6,031

MUTUAL FUND SPECIALISTS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0 to 1

See independent auditor's report

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Stockholder
Mutual Fund Specialists, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements of Mutual Fund Specialists, Inc., (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 28, 2012

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Accountant's Report On Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC Required by SEC Rule 17a-5(e)(4)

Stockholder
Mutual Fund Specialists, Inc.
Winter Park, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion From Membership ("Form SIPC-3") filed by Mutual Fund Specialists, Inc. (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues (Exhibit "A") for the year ended December 31, 2011, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2011. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2011 to the total revenues in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2011 noting no differences;

2. We compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2011 to supporting schedules and working papers noting no differences; and

3. We proved the arithmetical accuracy of the total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2011 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 28, 2012

Exhibit "A"

Schedule of Revenues for the year ended December 31, 2011

$	51	Distribution of shares of registered open end investment companies or unit investment trusts
	-	Sale of variable annuities
	-	Insurance commissions and fees
	-	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$	51	Total Revenues (*as stated in the audited financial statements*)

The classifications above are derived from Form SIPC-3.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X RA [signature] 12/20/10

Authorized Signature/Title Date

8-

8-047137 FINRA DEC 6/3/1994
MUTUAL FUND SPECIALISTS INC
PO BOX 2767
WINTER PARK, FL 32790

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2011

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2011 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2011** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.